UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005.

Commission File Number: 001-31221

Total number of pages: 7

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated April 27, 2005 announcing the Joint Promotion of New Credit-Payment Service using Mobile-Wallet Handsets.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: April 27, 2005	By:	/s/ WATARU KAGAWA
Wataru Kagawa Head of Investor Relations

NTT DoCoMo, Inc.

Sumitomo Mitsui Financial Group, Inc.

Sumitomo Mitsui Card Co., Ltd.

Sumitomo Mitsui Banking Corporation

For Immediate Release

Joint Promotion of New Credit-Payment Service using Mobile-Wallet Handsets

— NTT DoCoMo and Sumitomo Mitsui Financial Group to Form

Strategic Business and Capital Alliance —

TOKYO, JAPAN, April 27, 2005 — NTT DoCoMo, Inc., Sumitomo Mitsui Financial Group, Inc. (SMFG), Sumitomo Mitsui Card Co., Ltd. and Sumitomo Mitsui Banking Corporation (SMBC) today jointly announced that they agreed to form a strategic, business and capital alliance for the launch of a credit-payment service using DoCoMo “Mobile Wallet” phones equipped with smart-card functions for cashless payments.

DoCoMo will introduce a new brand for the service, whose platform will be jointly developed by DoCoMo and Sumitomo Mitsui Card. At the time of the service launch, DoCoMo will issue a new credit card (conventional plastic card with an international credit card company’s brand) that can be used in conjunction with the Sumitomo Mitsui Card.

Sumitomo Mitsui Card will leverage its expertise as a general credit card company to establish infrastructure for mobile credit-card payments ranging from small to large amounts, including the installation of terminals at member retail shops nationwide to enable customers to make payments with mobile-wallet handsets. The company will promote mobile-wallet services by merging them with existing services.

SMBC, meanwhile, will develop ATMs compatible with mobile-wallet handsets to offer customers enhanced convenience through its ATM networks.

As part of the tie-up, DoCoMo plans to acquire 34% of Sumitomo Mitsui Card’s common shares for approximately 98 billion yen, including new shares to be issued by Sumitomo Mitsui Card.

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For inquiries, please contact:

Masanori Goto

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

Website: www.nttdocomo.com

Inquiries may also be made through the following URL:

www.nttdocomo.com/presscenter/contact/form.html

Takashi Morita

Public Relations Department

Sumitomo Mitsui Financial Group, Inc. (SMFG)

Tel: +81-3-5512-2679

Website: www.smfg.co.jp

About NTT DoCoMo, Inc.

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode®, which provides e-mail and Internet access to over 44 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe and North America, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe.

NTT DoCoMo is listed on the Tokyo (9437), London (NDCM), and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.

About Sumitomo Mitsui Financial Group, Inc. (SMFG)

SMFG was established through a share transfer from Sumitomo Mitsui Banking Corporation (SMBC) on December 2, 2002. Sumitomo Mitsui Card Company, Limited, SMBC Leasing Company, Limited, and The Japan Research Institute, Limited became 100%-held subsidiaries of the holding company in February 2003.

As a holding company, SMFG has functions such as strategic planning, management, resource allocation, strategic planning of information systems, financial management, investor relations, risk management, human resource management for group executives, and business auditing of the group as a whole.

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About Sumitomo Mitsui Card Co., Ltd.

As the pioneer in the issuance of the Visa Card in Japan and a leader in the domestic credit card industry, Sumitomo Mitsui Card Company, Limited enjoys the strong support of its many customers. It also plays a major role as one of the strategic businesses of SMFG. Leveraging its strong brand image and its excellent capabilities across a wide range of card-related services, the company meets customers’ credit needs through the provision of settlement and financing services. Sumitomo Mitsui Card’s core priority is to provide customers with the most convenient and user-friendly card services, thereby becoming the card provider of choice.

About Sumitomo Mitsui Banking Corporation (SMBC)

Sumitomo Mitsui Banking Corporation (SMBC) was established in April 2001 through the merger of The Sakura Bank, Limited and The Sumitomo Bank, Limited. In December 2002, Sumitomo Mitsui Financial Group, Inc. was established through a stock transfer as a bank holding company, under which SMBC became a wholly-owned subsidiary. In March 2003, SMBC merged with THE WAKASHIO BANK, LTD.

SMBC boasts a number of competitive advantages, including a strong customer base, the quick implementation of strategies, and an extensive lineup of financial products that leverage the expertise of strategic Group companies in specialized areas. As a pivotal member of SMFG, SMBC works closely with other Group companies to offer customers highly sophisticated, comprehensive financial services.

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DoCoMo’s New Credit-Payment Service